May 4, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Susan Block, Attorney Advisor

Re:	Euronav NV

Amendment No. 2 to the Registration Statement on Form F-4

Filed: April 23, 2018

File No.: 333-223039

Dear Ms. Block:

Reference is made to the registration statement on Form F-4 (the “Registration Statement”) of Euronav NV (the “Company” or “Euronav”) that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 14, 2018. By letter dated March 13, 2018 (the “First Comment Letter”), the staff (the “Staff”) of Commission provided the Company with its comments to the Registration Statement. The Company’s first amended registration statement on Form F-4 (the “First Amended Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was filed with the Commission on March 30, 2018. By letter dated April 11, 2018 (the “Second Comment Letter”), the Staff provided the Company with its comments to the First Registration Statement. The Company’s second amended registration statement on Form F-4 (the “Second Amended Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was filed with the Commission on April 23, 2018. By telephone call on April 26, 2018, the Staff advised the Company that the Staff had no further comments on the Second Amended Registration Statement.

The Company has today filed via EDGAR this letter together with its third amended registration statement on Form F-4 (the “Third Amended Registration Statement”). Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Third Amended Registration Statement. The Third Amended Registration Statement has been revised for the passage of time since the filing of the Second Amended Registration Statement.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.